UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the Plan year ended December 31, 2006

OR

[    ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                      to

Commission File Number 1-3523

A. Full title of the plan and the address of plan, if different from that of the issuer named below:

WESTAR ENERGY, INC.

EMPLOYEES’ 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WESTAR ENERGY, INC.

818 South Kansas Avenue

Topeka, Kansas 66612

Westar Energy, Inc.

Employees' 401(k) Savings

Plan

Financial Statements as of December 31, 2006 and 2005 and for

the Year Ended December 31, 2006, Supplemental

Schedule as of December 31, 2006, and Report of Independent

Registered Public Accounting Firm

WESTAR ENERGY, INC. EMPLOYEES' 401(k) SAVINGS PLAN

All other schedules required by section 2520.103-10 of the Department of Labor's rules and regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Investment and Benefits Committee of Westar Energy, Inc. Employees’ 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Westar Energy, Inc. Employees’ 401(k) Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As further discussed in Note 2, the Plan adopted FSP AAG INV-1 and SOP 94-4-1 for the years ended December 31, 2006 and 2005.

/s/ DELOITTE & TOUCHE LLP
Kansas City, Missouri
June 22, 2007

1

WESTAR ENERGY, INC.

EMPLOYEES' 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS
Investments at fair value (see Note 3):
Mutual Funds	$282,826,657	$238,004,542
Westar Energy Common Stock Fund	44,366,553	40,220,746
Vanguard Retirement Savings Trust Fund	49,433,952	50,002,933
Loan Fund	9,310,596	8,577,168

Total Investments	385,937,758	336,805,389

Contributions receivable:
Employer	—	90,001
Participant	—	263,214

Total Contributions Receivable	—	353,215

Other receivables:
ERISA settlement (see Note 8)	6,425,171	—
Class action settlement (see Note 9)	334,173	—
Interest and dividends receivable	430,412	595,700

Total Other Receivables	7,189,756	595,700

Total Assets	393,127,514	337,754,304

LIABILITIES
Accrued expenses	24,657	36,382

Total Liabilities	24,657	36,382

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	393,102,857	337,717,922
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (see Note 2)	475,686	659,420

NET ASSETS AVAILABLE FOR BENEFITS	$393,578,543	$338,377,342

The accompanying notes are an integral part of these financial statements.

WESTAR ENERGY, INC.

EMPLOYEES' 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2006

ADDITIONS TO NET ASSETS
Investment Income:
Interest and dividend income	$19,763,558
Net appreciation in fair value of investments	30,005,534

Total Investment Income	49,769,092

Contributions:
Employer	4,715,209
Participant	12,311,649
Rollover	922,008
ERISA settlement (see Note 8)	6,425,171
Class action settlement (see Note 9)	334,173

Total Contributions	24,708,210

Other Additions	3,848

Total Additions	74,481,150

DEDUCTIONS FROM NET ASSETS
Benefits paid to participants	19,253,942
Administrative expenses	26,007

Total Deductions	19,279,949

INCREASE IN NET ASSETS	55,201,201

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of Year	338,377,342

End of Year	$393,578,543

The accompanying notes are an integral part of these financial statements.

WESTAR ENERGY, INC. EMPLOYEES' 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006 AND 2005,

AND FOR THE YEAR ENDED DECEMBER 31, 2006

1.	NATURE OF OPERATIONS

The following description of the Westar Energy, Inc. (the "Company") Employees' 401(k) Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General—The Plan is a defined contribution plan, designed to provide benefits for eligible employees of the Company upon retirement or earlier termination of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility—An employee becomes eligible to participate in the Plan as of the first day of the calendar month following commencement of active full-time employment or re-employment and/or as specified within the Plan Document. Participants are eligible for the Company matching contribution following the completion of one year of service, as defined by the Plan.

Contributions—Participants of the Plan may contribute between 1 to 50 percent of earnings as defined by the Plan. All employees who are eligible to make elective deferrals under the Plan and have attained age 50, are eligible to make catch-up contributions in accordance with the Plan Document. In addition to or instead of pretax contributions, participants can elect to make after-tax contributions of between 1 percent and 4 percent of earnings, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified employee benefits plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers nine mutual funds, a common collective trust fund and a Company stock fund as investment options for participants. Contributions up to the first 6 percent of a participant’s earnings, as defined by the Plan, are matched 65 percent by the Company. Effective April 1, 2006 the Company match for non-collectively bargained employees increased from 65 to 75 percent. Effective July 1, 2006 the Company match for collectively bargained employees increased from 65 to 75 percent. The Company matching contribution may be made in either cash or in Company common stock, generally at the option of the Company. Participants are fully vested in all contributions and earnings thereon. Contributions are subject to certain limitations. Active participants are allowed to make additional contributions each quarter to meet the maximum contribution percentage. These contributions are considered in determining matching employer contributions. Company matching contributions are suspended for a period of six months in the event that a participant withdrew money from their after-tax account and/or the Company match account. Company matching contributions are also suspended in the event a participant received a hardship withdrawal.

Payment of Benefits—Benefits are recorded when paid. Upon retirement, death, disability or termination of employment, all vested balances are paid to the participant or the participant’s beneficiaries in accordance with Plan terms.

Participant Accounts—A separate account is maintained for each participant. Allocations to participant accounts for employer and employee contributions are made when the contributions are received by the trustee. Allocations to participant accounts for the net of interest, dividends, realized and unrealized changes in investment gains and losses and Plan expenses are made when such amounts are earned or incurred.

Loans to Participants—Participants are permitted to borrow a specified portion of the balance in their individual account. Loan interest rates and terms are established by the Investment and Benefits Committee. Loans are evidenced by promissory notes payable to the Plan over one to five years for general purpose loans and up to 30 years for principal residence loans.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Sponsor's management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements. There is a possibility that changes in the Company common stock could occur and affect the amounts reported in the statements of net assets available for benefits.

Administrative Expenses—All administrative expenses of the Plan were paid by the Company with the exception of loan administrative charges, which were paid by the participants. The Company has no continuing obligation to pay these expenses.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The Company common stock fund is valued at its year-end unit closing price (comprised of year end market price plus uninvested cash). The investment in the common/collective trust fund is stated at fair value as determined by the issuer of the common/collective trust fund based on the fair market value of the underlying investments. The common/collective trust fund has underlying investments in investment contracts and is valued at the fair market value of the underlying investments and then adjusted by the issuer to contract value. Participant loans are valued at the outstanding loan balances. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Vanguard Retirement Savings Trust Fund (the “Trust”) provides for the collective investment of assets of tax-exempt pension and profit sharing plans. The Trust invests solely in VRST Master Trust. The underlying investments of VRST Master Trust are primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond trusts, and bond mutual funds. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Unit Values—Individual participant accounts invested in the Company common stock fund and the common/collective trust fund are maintained on a unit value basis. Participants do not have beneficial ownership in specific underlying securities or other assets in the fund, but have an interest therein represented by units valued as of the last business day of the period. This fund earns dividends and interest that are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from this fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.

Adoption of new Accounting Guidance—The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). As required by the FSP, the statements of net assets available for benefits presents the common/collective trust fund with underlying investments in investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2005.

Company Common Stock Fund—Effective January 1, 2003, the portion of the Plan consisting of the Company stock fund is designated as a stock bonus plan within the meaning of Section 401(a) of the Internal Revenue Code ("IRC") and an employee stock ownership plan within the meaning of Section 4975(e)(7) of the IRC. Such portion of the Plan is referred to as the "ESOP". The ESOP was not implemented until September 18, 2003. The ESOP is designed to invest primarily in common stock of the Company or other qualifying employer securities as defined in Section 4975(e)(8) of the IRC. With respect to dividends paid on Company common stock allocated on the record date of the applicable dividend to a participant’s account under the ESOP, the participant shall have the right to elect that either the dividend be paid directly in cash or be paid to the participant’s account under the ESOP and invested in Company common stock in the Company stock fund. Dividends paid from the ESOP to participants were $151,812 in 2006 and $148,864 in 2005.

3.	INVESTMENTS

The Plan’s investments that represented 5 percent or more of the Plan’s net assets available for benefits as of December 31, 2006 and 2005, are as follows:

	2006	2005
Vanguard Windsor Fund	$86,176,234	$75,169,676
Westar Energy Common Stock Fund	44,366,553	40,220,746
Vanguard PRIMECAP Fund	54,433,479	49,610,300
Vanguard 500 Index Fund	56,555,455	51,280,789
Vanguard Wellington Fund	28,458,773	23,488,553
Vanguard Retirement Savings Trust Fund	49,433,952	50,002,933

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $30,005,534 as follows:

Mutual Funds	$22,162,216
Westar Energy Common Stock Fund	7,843,318

$30,005,534

4.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on July 9, 2004, in which the Internal Revenue Service stated the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The plan has been amended since receiving the determination letter. The plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes is included in these financial statements.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6.	RELATED-PARTY TRANSACTIONS

The Plan invests in shares of mutual funds and a common/collective trust fund managed by Vanguard. Vanguard Fiduciary Trust Company is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Also, the Company common stock fund includes transactions that also qualify as party-in-interest transactions.

7.	DEPARTMENT OF LABOR AUDIT

On February 1, 2005, the Company received a subpoena from the Department of Labor, seeking documents related to the Plan. The Company provided the information as directed by the subpoena. At this time, we do not know the specific purpose of the investigation and we are unable to predict the ultimate outcome of the investigation or its impact on the Plan or the Plan Sponsor.

8.	ERISA SETTLEMENT

The Company and certain of its present and former officers and employees were defendants in a consolidated purported class action lawsuit filed in the United States District Court in Topeka, Kansas, “In Re Westar Energy ERISA Litigation, Master File No. 03-4032-JAR.” The lawsuit was brought on behalf of participants in, and beneficiaries of the Plan between July 1, 1998 and January 1, 2003. On January 31, 2006, the Company reached an agreement in principle with the plaintiffs to settle this lawsuit for $9.25 million, to be paid by the Company's insurance carrier. The full terms of the proposed settlement are set forth in a Class Action Settlement Agreement dated March 23, 2006 filed with the court. On July 27, 2006, the court issued an order that approved the proposed settlement, approved plaintiffs’ attorneys’ fees and litigation expenses totaling $2.9 million to be paid from the settlement fund, and directed the parties to consummate the settlement in accordance with the settlement agreement.

In January 2007, a contribution of $6,425,171 was made to the Plan as a result of the ERISA class action settlement. The portion of this settlement allocated to each Plan participant, with the exception of excluded class members, was calculated by Vanguard pursuant to the Plan of Allocation that was approved by the court. The Plan of Allocation took into account the value of a participant's investments in the Westar Energy common stock fund at the beginning of the class period, the amount of any purchases in the Westar Energy common stock fund during the class period, and the value of a participant's investment in the Westar Energy common stock fund at the end of the class period. The participant’s applicable portion of the settlement was deposited into the participant’s account inside the Plan and invested in the Vanguard Prime Money Market Fund.

9.	CLASS ACTION SETTLEMENT

The Company and certain of its present and former officers and employees were defendants in a consolidated purported class action lawsuit filed in the United States District Court in Topeka, Kansas, “In Re Westar Energy, Inc. Securities Litigation,” Master File No. 5:03-CV-4003 and related cases. The lawsuit was brought on behalf of investors who, during the period between and including March 29, 2000 and November 8, 2002, purchased Westar Energy, Inc. common stock on the open market and who suffered damages thereby. In early April 2005, the Company reached an agreement with the plaintiffs to settle this lawsuit for $30 million. The full terms of the proposed settlement are set forth in a Stipulation and Agreement of Compromise, Settlement and Release dated as of May 31, 2005 filed with the court. On September 1, 2005, the court approved the proposed settlement and directed the parties to consummate the settlement in accordance with the stipulation.

Vanguard Fiduciary Trust Company, as trustee for the Plan, was a plaintiff class member in this class action lawsuit because the Plan purchased Westar Energy, Inc. common stock during the class period on behalf of Plan participants with investments in the Westar Energy common stock fund. In January 2007, a contribution of $334,173, net of applicable expenses, was made to the Plan as a result of the class action settlement. This contribution was allocated by Vanguard to Plan participants, with the exception of the excluded class members, with investments in the Westar Energy common stock fund during the class period. The participant’s applicable portion of the settlement was deposited into the participant’s account inside the Plan and invested in the Vanguard Prime Money Market Fund.

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to amounts reflected in the Form 5500 as filed by the Company with the Employee Benefit Security Administration as of December 31, 2006.

2006
Net assets available for benefits per the financial statements	$393,578,543
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(475,686)

Net assets available for benefits per the Form 5500	$393,102,857

The following is a reconciliation of the increase in net assets per the financial statements to amounts reflected in the Form 5500 as filed by the Company with the Employee Benefit Security Administration for the year ended December 31, 2006.

2006
Increase in net assets per the financial statements	$55,201,201
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(475,686)

Increase in net assets per the Form 5500	$54,725,515

11.	SUBSEQUENT EVENTS

Effective January 1, 2007 the Plan will allow Roth Elective Deferrals by plan participants.

******

WESTAR ENERGY, INC. EMPLOYEES' 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4(i)—SCHEDULE OF ASSETS (HELD AT THE END OF YEAR)

DECEMBER 31, 2006

	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment	Shares/Units	Cost	Current Value
*	Vanguard Windsor Fund	Mutual Fund	4,623,189	**	$86,176,234
*	Vanguard PRIMECAP Fund	Mutual Fund	789,463	**	54,433,479
*	Vanguard 500 Index Fund	Mutual Fund	433,076	**	56,555,445
*	Vanguard Wellington Fund	Mutual Fund	877,545	**	28,458,773
*	Vanguard Total Bond Market Index Fund	Mutual Fund	1,077,343	**	10,762,660
*	Vanguard Prime Money Market Fund	Mutual Fund	8,192,233	**	8,192,233
*	Vanguard Mid-Cap Index Fund	Mutual Fund	628,270	**	12,427,178
*	Vanguard Small-Cap Index Fund	Mutual Fund	308,797	**	10,072,969
*	Vanguard Total International Stock Index Fund	Mutual Fund	891,210	**	15,747,686

	Total Mutual Funds				282,826,657

*	Westar Energy Common Stock Fund	Company Stock Fund	3,174,126	**	44,366,553
*	Vanguard Retirement Savings Trust Fund	Common/Collective Trust Fund	49,909,638	**	49,433,952
*	Loan Fund	Various participants, interest rates ranging from		**	9,310,596

		5% to 14%, maturities through January 15, 2037.
	Total Investments				$385,937,758

*	Represents a party-in-interest to the Plan.
**	Cost information is not required for participant-directed investments and, therefore, is not included

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment and Benefits Committee for the Westar Energy, Inc. Employees’ 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTAR ENERGY, INC.

By:

Signature	Title	Date

/s/ Mark A. Ruelle Mark A. Ruelle	Chairman	June 25, 2007

/s/ Greg A. Greenwood Greg A. Greenwood	Member	June 25, 2007

/s/ Anthony D. Somma Anthony D. Somma	Member	June 25, 2007

/s/ Bruce A. Akin Bruce A. Akin	Member	June 25, 2007

/s/ Kelly B. Harrison Kelly B. Harrison	Member	June 25, 2007

/s/ Kenneth C. Johnson Kenneth C. Johnson	Member	June 25, 2007